FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 25, 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Highlights

The Royal Bank of Scotland Group reports 2009 net attributable loss of £3.6 billion, down from £24.3 billion in 2008
Core business 2009 operating profit rose 89% to £8.3 billion
Fourth quarter operating performance benefited from rising NIM and lower provisions
Year end Core Tier 1 ratio of 11.0%
Good progress against the key metrics in our 5 year strategy

Key points

·	2009 net attributable loss fell to £3.6 billion from £24.3 billion in 2008.

·	2009 operating loss(1) narrowed to £6.2 billion from £6.9 billion in 2008, with loss before tax falling to £1.9 billion from £8.3 billion in 2008.

·	Pre-impairment profit, adjusted for fair value of own debt, improved to £7.8 billion from a loss of £0.7 billion in 2008.

·	Core bank operating profit improved to £8.3 billion, compared with £4.4 billion in 2008. Exceptional trading results in GBM led the way.

·	Net interest margin was 1.76% for the full year, down 32 basis points from 2008 but stabilising in the second half. Fourth quarter NIM of 1.83% was up 8 basis points compared with 3Q09.

·
Impairments rose sharply to £13.9 billion from £7.4 billion in 2008, but now appear likely to have peaked. Fourth quarter impairments were 5% lower than 3Q09 and risk elements in lending at year end were unchanged compared with end-September at £35.0 billion.

·	Risk in the balance sheet has been reduced, with total assets cut by £696 billion in 2009. Targeted £500 billion reduction in funded balance sheet in constant currency terms 70% complete.

·	Core Tier 1 capital ratio improved to 11.0%, following the issue of B shares to the UK Government and accession to the Asset Protection Scheme . Risk-weighted assets at year-end were £438 billion.

·	Good progress has been made on Strategic Plan implementation. The Group is ahead of its targets on every published measure for this first year of the five-year plan.

·	Customer franchises remained strong: UK Retail added 360,000 current account customers and 80,000 mortgage accounts in 2009. Churchill increased motor policy numbers by 234,000.

·	£79.5 billion of gross new lending to UK households and businesses in 2009, half to SMEs.

Note:

(1)
Loss before tax, purchased intangibles amortisation, integration and restructuring costs, gain on redemption of own debt, strategic disposals, write-down of goodwill and other intangible assets, gains on pensions curtailment, bonus tax and RFS Holdings minority interest. Statutory operating loss before tax of £2.6 billion.

i

Key financial data

	Year ended
	31 December 2009	31 December 2008
	£m	£m

Core
Total income (1)	31,726	23,631
Operating expenses (2)	(14,954)	(13,505)
Insurance net claims	(3,769)	(3,217)
Operating loss before impairment losses	13,003	6,909
Impairment losses	(4,678)	(2,496)
Core operating profit (3)	8,325	4,413

Non-Core operating loss (3)	(14,557)	(11,351)

Total Group operating loss (3)	(6,232)	(6,938)

Group operating loss before tax (4)	(1,928)	(8,296)

Loss attributable to ordinary and B shareholders	(3,607)	(24,306)

	31 December 2009	31 December 2008	Change

Capital and balance sheet
Total assets	£1,522.5bn	£2,218.7bn	(31%)
Funded balance sheet (5)	£1,084.3bn	£1,227.2bn	(12%)
Loan:deposit ratio (Group - net of provisions)	135%	151%	(1,600bp)
Core Tier 1 ratio	11.0%	5.9%	510bp
Net tangible equity per ordinary and B share	51.3p	73.8p	(30%)

Notes:

(1)	Excluding gain on redemption of own debt and strategic disposals.
(2)	Excluding purchased intangibles amortisation, write-down of goodwill and other intangible assets, integration and restructuring costs, gains on pensions curtailment and bonus tax.
(3)
Operating (loss)/profit before tax, purchased intangibles amortisation, integration and restructuring costs, gain on redemption of own debt, strategic disposals, write-down of goodwill and other intangible assets and gains on pensions curtailment and bonus tax.

(4)	Excluding write-down of goodwill and other intangible assets.
(5)	Funded balance sheet is defined as total assets less derivatives.

Key financial data

Stephen Hester, Group Chief Executive, commented:

"We are one year into our five-year turnaround plan and have taken significant steps along the path to recovery. The strengths of our Core business are becoming clearer, while the legacy of losses and exposures from the crisis is running off. RBS is being restructured and run to serve customers well, to be safe and stable and to restore sustainable shareholder value for all. That is our legal duty and it is our intention and desire. It is also the only way taxpayers will recover the support they have given us.
"We have exceeded all the principal milestones we set for the first year of our plan. An £8.3 billion profit for 2009 in our Core businesses provides evidence that the new RBS can deliver sustainable earnings. RBS is also becoming safer and smaller more quickly than we expected. We have already completed 70% of our planned balance sheet reduction. Most importantly, our customer base remains loyal as we implement the changes to our business.
"In 2010, we will continue to focus on the recovery factors we can control, while effectively navigating the factors we cannot. The case for investment in our Group will become simpler and clearer as our strategy and actions show continuing results."

Highlights
(continued)

2009 pro forma results summary
The Royal Bank of Scotland Group (RBS) reported a 2009 net attributable loss of £3,607 million, compared with a loss of £24,306 million in 2008. On a pro forma basis, the Group reported a 2009 operating loss of £6,232 million, compared with a loss of £6,938 million in 2008. Excluding movements in the fair value of own debt, Group operating profit before impairment losses improved to £7,809 million, compared with an operating loss of £738 million in 2008.

Core bank operating profit rose to £8,325 million from £4,413 million in 2008. The improvement largely reflected the turnaround in Global Banking & Markets (GBM) trading profits, with a very strong first quarter and more sustainable levels of revenue over the remainder of the year. Pre-impairment profits in the Core retail and commercial banking businesses remained robust with margins improving in the second half, but impairments increased markedly from 2008. US Retail & Commercial recorded an operating loss, but has successfully refocused on its core customer franchises, with an improvement in margins and stable impairments in the second half. RBS Insurance operating profit was severely affected by rising bodily injury claims.

Non-Core achieved a reduction of £57 billion in third party assets, excluding derivatives, ahead of its announced targets, by running down exposures and pursuing opportunities to dispose of loan portfolios.  Losses on trading activities declined as underlying asset prices rallied, but impairment losses increased to £9,221 million.

Integration and restructuring costs of £1,286 million were offset by a £3,790 million gain on the redemption of the Group's own debt and by gains of £2,148 million arising from the curtailment of prospective pension benefits, leaving a pre-tax loss of £1,928 million, compared with an £8,296 million loss in 2008. After minority interests, preference share dividends and goodwill write-downs, the loss attributable to ordinary and B shareholders was £3,607 million, compared with a loss of £24,306 million in 2008.

Net tangible equity amounted to 51.3p per ordinary and B share at 31 December 2009, compared with 59.4p per share at 30 September 2009 and 73.8p at 31 December 2008, primarily reflecting the issuance of B shares, the conversion of preference shares to ordinary shares and attributable losses over the course of the year.

Net interest income
Net interest income declined by 14% as Group net interest margin narrowed by 32 basis points to 1.76%. Deposit margins have remained under pressure, with strong competition particularly for longer term deposits and rates on many products already at floors in the current low interest rate environment. Asset margins have been gradually rebuilt over the course of the year, helping to stem the erosion of net interest margin experienced over recent years, and overall net interest margins in the Core retail and commercial banking divisions started to recover in the second half.

Highlights
(continued)

Non-interest income
Non-interest income increased to £15,858 million from £4,835 million in 2008, largely reflecting the sharp improvement in income from trading activities, as improved asset valuations led to lower credit market losses and GBM benefited from the restructuring of its business to focus on core customer franchises. However, fees and commissions fell as a result of the withdrawal of the single premium payment protection insurance product and the restructuring of UK current account overdraft fees.

Efficiency
The Core bank cost:income ratio, net of insurance claims, improved to 53.5% from 66.2% in 2008. The Group has launched a substantial investment programme, targeting cost efficiencies across the Core divisions, enhanced customer service platforms and improved control systems. A Core bank cost:income ratio, net of insurance claims, of below 50% is the target for 2013.

Impairments
Impairment losses increased to £13,899 million from £7,432 million in 2008, with Core bank impairments rising by £2,182 million and Non-Core by £4,285 million. Signs that impairments might have peaked appear to have been borne out in the fourth quarter, and there are indications that the pace of downwards credit rating migration for corporates is slowing. Nonetheless, the financial circumstances of many consumers and businesses remain fragile, and rising refinancing costs, whether as a result of monetary tightening or of increased regulatory capital requirements, could expose some customers to further difficulty.

Balance sheet
Significant progress has been achieved in reducing the Group balance sheet to a sustainable scale. Total assets have been cut by £696 billion over the course of 2009 to £1,522 billion at 31 December 2009.  Funded assets have declined by £143 billion, with both the Non-Core division and Global Banking & Markets making good progress in reducing exposures. Non-Core has exceeded its previously announced target for third party asset run-off in 2009 by £15 billion. Group risk-weighted assets have been reduced by £140 billion during the year, including £128 billion benefit from the APS.

Capital
Following the issue of B shares to the UK Government and accession to the Asset Protection Scheme in December 2009, the Group's core tier 1 capital ratio has increased to 11.0%, from 5.9% at 31 December 2008 and 5.5% at 30 September 2009. The year-end core tier 1 ratio benefits by 160 basis points from the APS, with risk-weighted asset relief provided by the Scheme partially offset by related core tier 1 deductions.

v

Highlights
(continued)

4Q09 results summary
Group operating loss in the fourth quarter of 2009 declined to £1,353 million from £1,525 million in the third quarter, with Core operating profit of £1,183 million offset by Non-Core operating losses of £2,536 million. Operating profit before impairment losses, adjusted for the movement in fair value of own debt, was £1,476 million, a decrease from the third quarter, driven in part by weak earnings in RBS Insurance, which included a £335 million charge for increased bodily injury claims reserving and bad weather.

Group net interest margin improved to 1.83%, with recovering asset margins partially offset by continued pressure on liability margins.

Impairments declined to £3,099 million from £3,279 million in 3Q09, with Core bank impairments up by £75 million and Non-Core down by £255 million. Risk elements in lending were flat on 3Q09 at £35.0 billion.

Total assets were reduced during the quarter by £158 billion and funded assets by £44 billion.

Contacts

For analyst enquiries:

Richard O'Connor	Head of Investor Relations	+44 (0) 20 7672 1758

For media enquiries:

Group Media Centre		+44 (0) 131 523 4205

Analysts' meeting
The Royal Bank of Scotland Group (RBS) will be hosting a live webcast and audio call following the release of the results for the year ended 31 December 2009. The details are as follows:

Date:	Thursday 25 February 2010
Time:	9:30am UK Time
Webcast:	www.investors.rbs.com
Dial in details:	International - +44 (0) 1452 568 172 UK Free Call - 0800 694 8082

Slides
Slides accompanying this document will be available on
www.rbs.com/ir

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 25 February 2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat